JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41386

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Joseph Gunnar & Co., LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 RXR Plaza

(No. and Street)

Uniondale	**NY**	**11556**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephan Stein	**212-440-9600**	**sstein@jgunnar.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, and middle name)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan Stein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joseph Gunnar & Co., LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JOSEPH GUNNAR & CO., L.L.C.

CONTENTS

December 31, 2025



375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Member of Joseph Gunnar & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (the "Company") as of December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2026

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Assets

Cash and cash equivalents	$ 2,559,160
Restricted cash - clearing deposit	250,000
Due from clearing broker	3,852,088
Due from affiliate	290,256
Prepaid expenses and other assets	210,730
Securities owned at market value	143,780
Right-of-use assets, net	2,336,722
Property and equipment, net	1,025,613
Security deposits	87,250
Total assets	$ 10,762,589

Liabilities and Member's Equity

Liabilities:	
Commissions payable	2,436,354
Accounts payable and accrued expenses	1,923,375
Deferred revenue	64,633
Lease liabilities	2,653,884
Total liabilities	7,078,246
Lease commitments and contingencies (Note 5)	
Member's equity	3,684,343
Total liabilities and member's equity	$ 10,762,589

See accompanying notes.

1. Description of Business and Organization

Joseph Gunnar & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also an SEC registered investment adviser. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) and Footnote 74 of the rule and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company places its cash with major financial institutions, which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per depositor per insured bank. At December 31, 2025, deposits in excess of the insured limit were approximately $2,309,000.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing brokers. The Company accounts for restricted cash based upon Accounting Standards Update (ASU) 2016-18. Accordingly, the cash balances in the accompanying statement of cash flows include those amounts that are deemed to be restricted cash.

Property and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Leases

The Company accounts for leases under ASC 842 – *Leases*, which requires the recordation of a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 6).

Income Taxes

The Company's parent, JGH, has elected to be treated as a partnership for federal, state, and local tax purposes and is responsible for New York City Unincorporated Business Taxes.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a minimum recognition threshold in which the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position, before being recognized in the financial statements. As of December 31, 2025, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

In 2025, the Company made the optional New York State Pass-Through Entity Tax (PTET) Annual Election. This election allows the Company to pay an entity level state tax on income, which in turn becomes a federal tax deduction for the Company and reduces the Company's ultimate members' federal tax liability.

The Company is subject to examination by federal, state, and local tax authorities. The Company's tax years remain open under statue for examination for the years 2022 through 2025.

Credit losses

Financial Accounting Standards Board ("FASB") ASC 326-20, *Financial Instruments – Credit Losses*, requires the Company to recognize an allowance for expected credit losses for financial assets measured at amortized cost.

The Company's financial assets subject to ASC 326 primarily consist of receivables from its clearing broker and receivables from affiliates.

Receivables from the clearing broker arise from securities transactions cleared on a fully disclosed basis and are generally settled on a daily basis in accordance with the clearing agreement. As a result, the Company's exposure to credit losses is limited to amounts outstanding for a short duration.

Receivables from affiliates primarily relate to amounts due under an expense-sharing agreement and are generally settled in the period following the services provided. In evaluating expected credit losses for affiliate receivables, the Company considers the financial condition of the affiliate, historical collection experience, the short-term nature of the receivable, and current economic conditions.

Based on this evaluation, management determined that an allowance for credit losses was not necessary as of December 31, 2025.

3. Due From Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

The clearing agreement requires the Company to maintain a $250,000 deposit with the clearing broker, which is included in restricted cash - clearing deposit on the accompanying statement of financial condition.

4. Property and Equipment

Property and equipment consists of the following:

Equipment, furniture and fixtures	$	1,909,764
Leasehold improvements		465,536
		2,375,300
Less accumulated depreciation and amortization		(1,349,687)
Property and equipment, net	$	1,025,613

5. Commitments and Contingencies

Operating Leases

The Company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. The Company's estimated incremental borrowing rate is 6%.

The Company is obligated under two non-cancelable leases. The first is for its office facility in New York, New York expiring in 2028. The Company has a security deposit held by the landlord in the amount of $40,000, which is reflected in security deposits on the statement of financial condition.

The second non-cancelable operating lease is for an office facility in Uniondale, New York, expiring in 2032. The Company has a security deposit held by the landlord in the amount of $47,250, which is reflected in security deposits on the statement of financial condition.

The approximate minimum annual lease payments under the Company's operating lease liabilities together with their present value as of December 31, 2025 are as follows:

2026	$	570,000
2027		585,000
2028		600,000
2029		343,000
2030 and after		962,000
Total payments due under operating lease liabilities	$	3,060,000
Less discount to present value	$	(410,000)
Total operating lease liabilities	$	2,650,000

The weighted average remaining lease term for the operating leases is approximately 6 years.

Legal Matters

From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules and claim damages plus the recovery of legal fees and other costs. As of December 31, 2025, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

6. **Fair Value Measurements**

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities including warrants: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances, the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. At December 31, 2025, there were no material investments owned.

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

The significant unobservable input used in the fair value measurement of the Company's warrant revenue and compensation is the volatility factor in the binomial lattice model and was based on the average monthly volatility of selected peer companies. Increases (decreases) of this input in isolation could result in a lower (higher) fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Restricted stock	-	-	$143,780	$143,780

7. Related Party Transactions

During 2025, the Company acted as placement agent to the Buttonwood family of Funds (the "Funds"). Certain members of the Parent own Buttonwood Select Opportunities Management Associates, LLC ("BSOMA"), the manager of the Funds.

During 2025, the Company provided Buttonwood Group Advisors ("BGA") with certain facilities and administrative services under an expense-sharing agreement. Certain members of the Parent own BGA, the investment subadvisor to BSOMA. At December 31, 2025, BGA owed the Company $290,256, as reflected in due from affiliate on the statement of financial condition.

During 2025, the Company paid certain expenses on behalf of Buttonwood First Access Fund LTD ("BGAF"). At December 31, 2025, there was no balance due from BGAF to the Company.

8. Financial Instruments With Off-Balance-Sheet Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

9. 401(k) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. Prior to 2025, the Company, under its safe harbor plan, contributed 3% of gross earnings to the plan for eligible non-highly compensated employees. The safe harbor plan was terminated as of 1/1/2025.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had regulatory net capital of $1,919,724 which exceeded its requirement of $316,102 by $1,603,622. The ratio of aggregate indebtedness to net capital was 2.47 to 1.

11. Segment Reporting

The Company's operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The Chief Executive Officer of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results.

12. Subsequent Events

The Company has evaluated its subsequent events through the date that the accompanying statement of financial statement was available to be issued. There were no subsequent events requiring disclosure.